Amy Latkin

Vice President and Associate General Counsel

w: 212.224.1840

April 6, 2020

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Officer

100 F Street NE

Washington DC 20549

Attn: Ms. Elisabeth Bentzinger

Re: Post-Effective Amendment No. 58 under the Securities Act of 1933 and No. 59 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (SEC File Nos. 033-06486 and 811-05084)

Dear Ms. Bentzinger,

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Registration Statement that you provided by telephone to me and Scott Rothstein on March 12, 2020, concerning Post-Effective Amendment No. 58 under the Securities Act of 1933, as amended, and Amendment No. 59 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on January 31, 2020.

Set forth below are your comments with Mutual of America’s response immediately following each comment.  Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2020.

General Comments

Comment	You may delete the cross-reference sheet as it is not required.
Response	We deleted the cross-reference sheet.

Summary Prospectus Comments

Comment 1

Catholic Values Index Fund

In the Fees and Expenses of the Fund, you state:

“Other Expenses are estimated, as the Fund will commence operations on or after July 1, 2020.”

Please move this statement to the footnote to the Fee Table per Item 6A of Form N-1A.

The same comment applies to the 2065 Retirement Fund

Response 1

We deleted the sentence from the introductory paragraph and added the following footnote to the Fee Table: “Other Expenses are estimated, as the Fund will commence operations on or after July 1, 2020.”

We made the same changes to the Fee Table for the 2065 Retirement Fund.

Comment 2

The introductory paragraph to the Fee Table for the 2065 Retirement Fund states: “For investments through an insurance company separate account, note that the expenses shown do not include Separate Account expenses which would increase costs if included.”

Please include this wording in the Catholic Values Index Fund disclosure.

Response 2

As we discussed, following the substitution of the Investment Corporation funds with the funds of Mutual of America Variable Insurance Portfolios, Inc. in non-qualified annuity contracts and life insurance policies, the Investment Corporation funds will now be offered both through insurance company separate account annuities used to fund qualified plans and as retail funds, including through a trust-based retirement plan platform.  The Catholic Values Index Fund will only be offered as a retail fund and will not be offered through an insurance company separate account.  Accordingly, the disclosure is not included for the Catholic Values Index Fund and we removed other references to separate account expenses included in the summary prospectus for the Catholic Values Index Fund.

Comment 3

Principal Investment Strategies

“The Catholic Values Index is designed to provide exposure to U.S. equity stocks included in the S&P 500® Index while maintaining alignment with the moral and social teachings of the Catholic Church.”

Please disclose that the S&P 500® Index is comprised of large capitalization companies.

Response 3

We revised the disclosure as follows:

“The Catholic Values Index is designed to provide exposure to U.S. large capitalization equity stocks included in the S&P 500® Index while maintaining alignment with the moral and social teachings of the Catholic Church.”

Comment 4

“From this starting universe, constituents are screened to exclude companies involved in activities which are perceived to be inconsistent with Catholic values as outlined in the Socially Responsible Investment Guidelines of the United States Conference of Catholic Bishops (“USCCB”).”

Please briefly describe the USCCB investment guidelines in the summary of principal investment strategies and provide more detail in the Item 9 disclosure in the statutory prospectus.

Response 4

The disclosure will be revised as follows: “From this starting universe, constituents are screened to exclude companies involved in activities which are perceived to be inconsistent with Catholic values as outlined in the Socially Responsible Investment Guidelines of the United States Conference of Catholic Bishops (“USCCB”), currently including the protection of human life, promotion of human dignity, reducing arms production, affordable housing/banking, protection of the environment and encouraging corporate responsibility.” We respectfully submit that the forgoing is reasonably sufficient for the purposes of Item 4 disclosure to describe the negative strategy employed by the index and the fund, and that further detail would require addressing issues of faith and doctrine beyond what is necessary in a securities disclosure document.

Comment 5

“The components of the Index are market capitalization weighted, adjusted for free float, which is the value of shares readily available in the market as held by public investors.”

Please clarify that the Index refers to the Catholic Values index.

Response 5

We revised the disclosure as follows:

“The components of the Catholic Values Index are market capitalization weighted, adjusted for free float, which is the value of shares readily available in the market as held by public investors.”

Comment 6

“Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the Catholic Values Index, which at December 31, 2019.”

Include the market capitalization range.

Response 6

We revised the disclosure as follows:

“Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the Catholic Values Index, which at December 31, 2019, included companies with market capitalizations from $2.9 billion up to $1.3 trillion.”

Comment 7

“Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the Catholic Values Index, which at December 31, 2019.”

Disclose in what securities the remaining 20% of the Fund’s total assets are invested.

Response 7

For funds where the name contains the investment strategy, we disclose that at least 80% of the fund’s assets are invested in those securities in order to comply with the SEC’s “names” rule.   In fact, under normal circumstances, we expect that substantially all of the Fund’s assets will be invested in securities included in the Catholic Values Index.

Comment 8

“The Fund may concentrate its investments in an industry or group of industries to the extent that the index being tracked is also so concentrated.”

Please state definitively that the fund will concentrate.  The word “may” connotes discretion which is not permissible under Section 8.  Also, the Fundamental Investment Policy contained in the SAI states “will”, so the revision will be consistent.

Clarify that the index refers to the Catholic Values Index.

Disclose whether the Catholic Values Index currently concentrates its investments in an industry or group of industries, and if so, disclose the industry or group of industries.

Response 8

We revised the disclosure as follows:

“The Fund will concentrate its investments in an industry or group of industries to the extent that the Catholic Values Index being tracked is also so concentrated. Currently, the Fund has a concentration in the stocks of information technology companies.”

Comment 9

Principal Investment Risks

“An investment in the Fund is subject to the following risks which are described in more detail in the Prospectus.”

“General risk: The Fund may not achieve its investment objective. An investment in the Fund could decline in value, and you could lose money by investing in the Fund.”

More clearly state that loss of money is a risk of investing.

See Item 4(b)(1)(i):

“Based on the information given in response to Item 9(c), summarize the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return.  Unless the Fund is a Money Market Fund, disclose that loss of money is a risk of investing in the Fund.”

The disclosure must be more prominent.  This comment applies to the 2065 Retirement Fund, as well as all other funds.

Response 9

We revised the introductory disclosure for all Funds as follows:

“As with any mutual fund, loss of money is a risk of investing in the Fund.  Additionally, an investment in the Fund is subject to the following risks which are described in more detail in the Prospectus.”

Comment 10

Please consider disclosing as a Principal Investment Risk the risk of investing in a new fund, for example higher expenses, and the fund may not grow to an economically viable size and may cease operations.

This comment applies to the 2065 Retirement Fund as well.

Response 10

We added the following as a Principal Investment Risk for the Catholic Values Index Fund and the 2065 Retirement Fund:

New Fund risk: The Fund is new and has fewer assets than an older fund and therefore, may have higher expenses than an older fund.  While the Adviser has contractually agreed to reimburse the Fund’s direct operating expenses for, at a minimum, its first three years of operation in order to limit expenses, it may take more time for the Fund’s assets to grow large enough to offset high expenses.

Comment 11

Remove the Socially Responsible Investment risk because Catholic values are not socially responsible values, or alternatively explain how the Catholic Values Index Fund is a socially responsible fund with criteria used by the Index.

Response 11	We deleted the Socially Responsible Investment risk.

Comment 12	The Concentration risk refers to the S&P 500® Index. Change this to refer to the Catholic Values Index.
Response 12

We revised the disclosure as follows:

“Concentration risk: The chance that the stocks of a particular industry or group of industries will decline because of adverse developments affecting that industry. Because the Fund concentrates its assets in certain industries to the same extent that the Catholic Values Index does, the Fund bears concentration risk.”

Comment 13	Index risk and Tracking Error risk are very similar so considering deleting one risk in accordance with the plain English principles.
Response 13

We have combined the two risks, as follows: “Index Tracking Error risk: As an index fund, the Fund seeks to track the performance of the Catholic Values Index, although it may not be successful in doing so. The divergence between the performance of the Fund and the index, positive or negative, is called tracking error. Tracking error can be caused by many factors such as operating and transaction costs, as well as weighting of each security in the index, and it may be significant.”

Comment 14	Performance/Annual Return Please supplementally identify the broad-based securities index that the Catholic Values Index Fund will utilize to show its performance.
Response 14	The Catholic Values Index Fund is an index fund that will track and compare its performance to the S&P 500® Catholic Values Index.

Comment 15	Similarly, please supplementally identify the broad-based securities index that the 2065 Retirement Fund will utilize to show its performance.
Response 15

The 2065 Retirement Fund will have the same comparative indexes as the other Retirement Funds in the series and will compare its performance to the S&P 500® Index and the Bloomberg Barclays U.S. Aggregate Bond Index.

Comment 16	Portfolio Manager The disclosure states that the portfolio manager will be the portfolio manager of the Fund at its inception. Provide a date to comply with Item 5(b).
Response 16	We revised the disclosure as follows: “Jamie A. Zendel, Senior Vice President of the Adviser, will be the portfolio manager of the Fund at its inception in July 2020.”

Comment 17

2065 Retirement Fund

Fees and Expenses of the Fund

The introductory paragraph to the Fee Table for the 2065 Retirement Fund states: “For investments through an insurance company separate account, note that the expenses shown do not include Separate Account expenses which would increase costs if included.”

Also add variable contract expenses.

Response 17

We revised the disclosure as follows:

“For investments through an insurance company separate account, note that the expenses shown do not include Separate Account expenses or variable contract expenses which would increase costs if included.”

We made this change to all Investment Corporation funds, except for the Catholic Values Index Fund that will not be offered through a Separate Account or variable contract.

Comment 18

The footnote to the Fee Table states:

“The Adviser has contractually agreed beginning as of the inception of the Fund to reimburse the Fund’s direct operating expenses (excluding any extraordinary expenses that may arise and charges incurred in trading portfolio securities). This contractual obligation may not be terminated before April 30, 2021, and will continue for each succeeding 12 month period thereafter, unless the Fund has at least $50 million in average net assets for the prior calendar year, or either the Investment Company (at the direction of its Board of Directors) gives not less than 30 days’ notice of termination to the Adviser or the Adviser gives written notice of termination to the Investment Company within a 45 calendar day period prior to the next May 1.”

April 2021 is not a full year of a fee waiver, so either extend the waiver through July 2021, or do not include this expense in the fee table, per instructions 3(e) to Item 3 of Form N-1A.

Response 18	We revised the waiver end date to April 30, 2022.

Comment 19	Principal Investment Risks Are all of the underlying fund principal risks included in the principal investment risks?
Response 19

All risks of the underlying funds are included in the list of principal investment risks to the extent they are principal risks based on each Retirement Fund’s allocation of equity and fixed income securities.

Comment 20	Underlying Fund risk Please disclose that investors may pay higher fees than for those funds that do not invest in underlying funds because of the layering of the fees.
Response 20

We revised the disclosure as follows:

“Underlying Fund risk: A Fund’s ability to achieve its investment objective will depend largely on the performance of the selected underlying funds. There can be no assurance that either the Fund or the underlying funds will achieve its investment objective. Additionally, because the Fund invests in underlying funds and pays its own fees and expenses as well as a proportional share of the fees and expenses of the underlying funds in which it invests, the Fund may pay higher fees and expenses than funds that do not invest in other mutual funds. A Fund is subject to the same risks as the underlying funds in which it invests. Although the proportion changes over time to meet the Fund’s investment objective, currently the Fund has more equity risk than Fixed Income risk. These risks include Company, Market, Small-Cap, Mid-Cap, Value Stock, Growth Stock and Stock risks, which are all described in detail in the “Principal Risks” section of the prospectus.”

Comment 21	For the Fixed Income risk, please consider adding that the discontinuance of LIBOR may affect the fund’s investment.
Response 21

The discontinuance of LIBOR is not a principal risk for investors of the Bond Fund or the Mid-Term Bond Fund, and therefore it is also not a principal risk for investors of the Retirement Funds that invest in those funds.

Comment 22

Below-investment grade debt risk is included as a Fixed Income risk.  Please add a note in the principal investment strategy discussion that the Fund invests in below-investment grade debt securities, or remove  the principal investment risk.

Response 22

Investing in below-investment grade debt securities is not a principal investment strategy of the funds.  We have removed the below-investment grade debt risk from the list of Principal Investment Risks.

Comment 23	Extension risk and Prepayment risk Disclose any principal investment risks and strategies with respect to sub-prime mortgages.
Response 23	The funds do not invest in subprime mortgages.

Comment 24

Retirement Fund risk:

“The Fund is subject to the same risks as the underlying Investment Corporation Funds (“IC Funds”) in which it invests.”

Consider revising “Investment Corporation Funds” to “Investment Company Funds”.

Response 24	We revised the disclosure consistently to “Investment Company (”IC Funds”)”.

Comment 25

The Principal Investment Strategies states:

“A Retirement Fund that has reached its Target Retirement Date can have 45%, which can vary by plus or minus 10%, of its assets invested in equity IC Funds.”

Please disclose the risks involved in fairly high investments in equities at retirement as equities are riskier than fixed income investments.

Please disclose the potential risk in the “set it and forget it” approach to investing in Target Date Funds.

Response 25

We revised the Retirement Fund risk disclosure as follows:

Retirement Fund risk:

•The Fund is subject to the same risks as the IC Funds in which it invests.

•The Retirement Fund is a “fund of funds” where the allocations shift and there is no guarantee that the allocations in the Retirement Fund of the IC Funds will prove to be correct under all market and economic conditions. An investment in the Retirement Fund could decline in value, and you could lose money by investing in the Retirement Fund, even after the Target Retirement Date.

•There is no guarantee that the Fund will provide adequate income at and through your retirement.

•The Retirement Fund has assets allocated across equity and fixed income IC Funds, and is subject to the risks of investing in both equity and fixed income securities. The Retirement Fund has assets allocated to the International Fund and is subject to the risks of investing in international securities.

•The Retirement Fund will continue to have a significant investment in equities at and after your retirement date, which are riskier than investments in fixed income securities.

•The appropriate Retirement Fund should suit your anticipated date of retirement, as well as your tolerance for risk and your personal financial goals. An investor with high risk tolerance may prefer a later Target Retirement Date with greater emphasis on capital appreciation; while an investor with lower risk tolerance may prefer an earlier Target Retirement Date with greater emphasis on capital preservation and current income. Regardless of what Retirement Fund you select, the allocations of a Retirement Fund do not take into account current market dynamics or your specific circumstances at any given time, such as varying financial circumstances and risk tolerances.

Comment 26	Portfolio Manager The disclosure states that the portfolio manager will be the portfolio manager of the Fund at its inception. Provide a date to comply with Item 5(b).
Response 26	We revised the disclosure as follows: “The Fund will be managed by Joseph R. Gaffoglio, Executive Vice President and Chief Operating Officer of the Adviser at its inception in July 2020.”

Statutory Prospectus Comments

Comment 27	Additional Information on Fund Objectives, Principal Investment Strategies and Principal Investment Risks Market Capitalization Please include the Catholic Values Index to the list of indexes.
Response 27

We revised the disclosure as follows:

At December 31, 2019, the S&P 500® Index and the S&P 500 Catholic Values Index included companies with market capitalizations from $2.9 billion up to $11.3 trillion; the S&P MidCap 400® Index included mid-cap companies with market capitalizations from $1.0 billion to $12.6 billion; and the S&P SmallCap 600® Index included small-cap companies with market capitalizations from $7.98 million to $6.8 billion.

Comment 28	Catholic Values Index Fund Principal Investment Strategies Make necessary changes to ensure disclosure refers correctly to either the S&P 500® Index or the Catholic Values Index.
Response 28

We revised the disclosure accordingly.

“Principal Investment Strategy. The Fund primarily invests in the common stocks included in the Catholic Values Index to replicate, to the extent practicable, the weightings of such stocks in the Catholic Values Index.

•Under normal circumstances, at least 80% of the Fund’s total assets are invested in securities included in the Catholic Values Index.

•The Catholic Values Index is designed to provide exposure to U.S. equity securities included in the S&P 500® Index while maintaining alignment with the moral and social teachings of the Catholic Church. The Catholic Values Index is based on the S&P 500® Index, and generally comprises approximately 500 or less U.S. listed common stocks. All index constituents are members of the S&P 500® Index and follow the eligibility criteria for that index. From this starting universe, constituents are screened to exclude companies involved in activities which are perceived to be inconsistent with Catholic values as outlined in the Socially Responsible Investment Guidelines of the United States Conference of Catholic Bishops (“USCCB”). The Catholic Values Index then reweights the remaining constituents so that the Catholic Values Index’s sector exposures approximate the sector exposures of the S&P 500® Index.

•Securities in the S&P 500® Index of which the Catholic Values Index is a subset generally are issued by large cap companies and are included based on industry weightings and the issuers’ leading positions in those industries. See “Market Capitalization” on page 107.

The Catholic Values Index is sponsored by Standard & Poor’s Financial Services LLC (the “Index Provider”), which is an organization that is independent of the Fund and Mutual of America Capital Management LLC, the investment adviser for the Fund (“Adviser”). The Index Provider determines the relative weightings of the securities in the Catholic Values Index and publishes information regarding the market value of the Catholic Values.  As of December 31, 2019, the Catholic Values Index had [466] constituents. The Fund’s investment objective and Catholic Values Index may be changed without shareholder approval.

The Fund attempts to be fully invested at all times. The Adviser uses a computer program and other information to determine which stocks are to be purchased or sold to more closely follow the Catholic Values Index ~~S&P 500® Index~~. From time to time, the Fund makes adjustments in its portfolio (rebalances) because of changes in the composition of the Catholic Values Index ~~S&P 500® Index~~ or in the valuations of the stocks within the Catholic Values Index relative to other stocks within the Catholic Values Index.

The Fund’s investment performance may not precisely duplicate the performance of the Catholic Values Index ~~S&P 500® Index~~, due to cash flows in and out of the Fund and investment timing considerations. The Fund also pays investment advisory expenses that are not applicable to an unmanaged index such as the Catholic Values Index ~~S&P 500® Index~~.”

Comment 29

Financial Highlights

The second paragraph refers to Separate Account expenses.  Please also mention variable contract expenses.

Please consider adding disclosure that investors should refer to their contract regarding such charges.

Response 29

We revised the disclosure as follows:

“The total returns shown below do not include charges and expenses imposed at the Separate Account or variable contract level. If they did, the returns shown would have been lower. Investors should refer to their contracts regarding charges and expenses.  Therefore, the returns do not represent the rate that a contractholder or policyowner would have earned or lost on the portion of the account balance allocated to the corresponding Fund.”

Comment 30	Include the prospectus back cover page.
Response 30	The back-cover page was inadvertently excluded from the filing and will be included in the 485(b) filing in April 2020.

Comment 31	Please make sure to file the sublicense agreement with the S&P for the Catholic Values Index as a material contract per Item 28h.
Response 31	We will file the agreement with S&P as an exhibit with the 485(b) filing in April 2020.

Comment 32	Please file a new legal opinion for the two newly registered funds.
Response 32	We will file a new legal opinion for the two newly registered funds with the 485(b) filing in April 2020.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff.  If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience.  We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

cc:  Scott H. Rothstein, Esq.

Mutual of America Life Insurance Company                   320 Park Avenue, New York, NY 10022-6839 mutualofamerica.com